Filed by Basic Energy Services, Inc.
Commission File No. 001-32693
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6 of
the Securities Exchange Act of 1934
Subject Company: Horsepower Holdings, Inc.
Commission File No.: 333-150895

NEWS RELEASE

	Contacts:	Alan Krenek, Chief Financial Officer
Basic Energy Services, Inc.
432-620-5510

FOR IMMEDIATE RELEASE

Jack Lascar/Sheila Stuewe
DRG&E / 713-529-6600
BASIC ENERGY SERVICES REPORTS SELECTED
OPERATING DATA FOR JUNE 2008
MIDLAND, Texas — July 9, 2008 — Basic Energy Services, Inc. (NYSE: BAS) (“Basic”) today reported selected operating data for the month of June 2008. During the month, Basic added two newbuild rigs and retired one rig increasing its well servicing rig count to 409. Rig hours for the month of June 2008 were 74,200 producing a rig utilization rate of 79%, an increase from 76% last month, and the same rate produced in June 2007.
Drilling rig days for the month of June 2008 came in at 224 generating a rig utilization rate of 83% for its nine rig fleet, a decrease from 88% last month and an increase from 63% in June 2007.
Basic increased its fluid service truck fleet by a net of three trucks, bringing its total fleet to 678 trucks as of June 30, 2008.
Ken Huseman, Basic’s President and Chief Executive Officer, stated, “We benefited from stronger demand in our markets in June and believe this trend will continue for the remainder of 2008. With that outlook, we expect activity levels to increase in each of our segments, leading to pricing improvements, which we anticipate will offset the labor and fuel cost increases that we have experienced and believe to be a continuing factor.”

OPERATING DATA

	Month ended
	June 30,		May 31,
	2008	2007	2008
Number of weekdays in period	21	21	22

Number of well servicing rigs: [1]
Weighted average for period	408	375	399
End of period	409	379	408
Rig hours (000s)	74.2	68.5	73.4
Rig utilization rate [2]	79%	79%	76%

Number of drilling rigs: [1]
Weighted average for period	9	9	9
End of period	9	9	9
Drilling rig days	224	170	246
Drilling utilization	83%	63%	88%

Number of fluid service trucks:
Weighted average for period	677	658	673
End of period	678	659	675

(1)	Includes all rigs owned during periods presented and excludes rigs held for sale.

(2)	Rig utilization rate based on the weighted average number of rigs owned during the periods being reported, a 55-hour work week per rig and the number of weekdays in the periods being presented.
Basic Energy Services provides well site services essential to maintaining production from the oil and gas wells within its operating area. The company employs more than 4,700 employees in more than 100 service points throughout the major oil and gas producing regions in Texas, Louisiana, Oklahoma, New Mexico, Arkansas, Kansas and the Rocky Mountain States.
Additional information on Basic Energy Services is available on the Company’s website at www.BasicEnergyServices.com.
Forward Looking Statements and Additional Information
     This release includes forward-looking statements and projections made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Basic has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release, including (i) Basic’s ability to successfully execute, manage and integrate acquisitions, including the merger with Grey Wolf, Inc. (“Grey Wolf”), (ii) changes in demand for services and any related material impact on our pricing and utilizations rates and (iii) changes in our expenses, including labor or fuel costs. Additional important risk factors that could cause actual results to differ materially from expectations are disclosed in Item 1A of Basic’s Form 10-K and Form 10-Q’s filed with the SEC. While Basic makes these statements and projections in good faith, neither Basic nor its management can guarantee that the transactions will be consummated or that anticipated future results will be achieved. Basic assumes no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by Basic, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which includes proxy statements of Basic and Grey Wolf and other materials, has been filed with the Securities and Exchange Commission (File No. 333-150895). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the definitive proxy statement/prospectus when they are available and other documents containing information about Basic and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Basic and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic stock by its directors and certain of its executive officers is included in its Form 10-K/A filed on April 29, 2008 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the mergers will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.
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